SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2013

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Stefan Bort
Stefan Bort
Assistant Group Secretary

Prudential plc

Notification of interests of PDMRs and connected persons

On 22 May 2013 Prudential plc (the Company) made the following awards to Persons Discharging Managerial Responsibility (PDMRs) under the Prudential Long Term Incentive Plan (LTIP), which was approved by Shareholders at the Company’s Annual General Meeting on 16 May 2013.

Under the LTIP the Remuneration Committee can make conditional share awards over both ordinary shares of 5p and American Depositary Receipts (ADRs) to executives. The awards will vest in May 2016 subject to achievement of performance criteria related to IFRS operating profit and Total Shareholder Return, as reported in the Directors’ Remuneration Report for 2012.

The following awards have been made at a market price of £11.9133 :

Name	Number of conditional shares awarded	% of issued share capital awarded	Total number of conditional shares held following award	% of issued share capital held as conditional share awards following transaction	Beneficial interest in shares held	% of issued share capital held beneficially
M Coltman	55,333	0.0022	206,607	0.0081	117,927	0.0046
R Devey	116,718	0.0046	445,748	0.0174	219,022	0.0085
J Foley	131,848	0.0052	483,765	0.0189	357,962	0.0160
P Goerke	85,593	0.0033	322,631	0.0126	65,148	0.0025
M McLintock	46,687	0.0018	142,283	0.0055	749,847	0.0293
J Murray	72,624	0.0028	251,231	0.0098	22,882	0.0009
N Nicandrou	122,554	0.0048	460,412	0.0180	499,314	0.0195
T Thiam	345,831	0.0135	1,243,213	0.0485	1,281,753	0.0500

A further award in ADRs has been made at a market price of US$36.3833:

Name	Number of conditional ADRs awarded	% of issued share capital awarded	Total number of conditional ADRs held following award	% of issued share capital held as conditional share awards following transaction	Beneficial interest in shares held	% of issued share capital held beneficially
B Stowe	65,633	0.0051	249,545	0.0195	652,331	0.0255
M Wells	136,735	0.0106	580,639	0.0453	798,778	0.0312

Part of Barry Stowe’s beneficial interest in shares is made up of 286,782 ADRs (representing 573,564 ordinary shares) and 78,767 ordinary shares.

Mike Wells’ beneficial interest in shares is made up of 399,389 ADRs (representing 798,778 ordinary shares).

Prudential plc ADRs are issued at a ratio of 1 ADR being equal to 2 Prudential plc ordinary shares of 5p each.

Additional Information

Prudential plc is not affiliated in any manner with Prudential Financial Inc, a company whose principal place of business is in the United States of America.

Date of Notification 22 May 2013

Contact

Jennie Webb, Share Plans Advisor, 020 7548 2027

Stefan Bort, Assistant Group Secretary, 020 7548 2115